UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number:  001-34961

SYSWIN INC.

(Translation of registrant’s name into English)

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan, Chaoyang District

Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 17, 2012

Syswin Inc.

By:	/s/ Ray Han
Name:	Ray Han
Title:	Authorized Signatory

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EXHIBIT

Registrant hereby incorporates into this report on Form 6-K the following exhibit:

Exhibit No.	Description of Exhibit
99.1	Press release, dated January 17, 2012, captioned “SYSWIN Announces Senior Management Promotions to Enhance Regional Management Structure and Optimize Operational Efficiency”

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